

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Michael A. Carr
President and Chief Executive Officer
Calyxt, Inc.
2800 Mount Ridge Road
Roseville, MN 55113

> **Re: Calyxt, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 14, 2023**
> **File No. 333-269764**

Dear Michael A. Carr:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: John H. Butler, Esq.